Exhibit 99.2

City of Buenos Aires, April 4, 2019
COMISIÓN NACIONAL DE VALORES
25 de mayo 175
City of Buenos Aires

MERCADO DE VALORES DE BUENOS AIRES S.A.
Sarmiento 299, 2nd floor
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.
San Mart’n 344
City of Buenos Aires

Subject: Goodwill transference. Our previous note CPSA-GG-N-0091-AL dated 27/02/2019 (the “Note”)

Ladies and gentlemen,

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company” or “CPSA”) regarding the referred Note by virtue of which it was informed that CPSA was the winner of the National and International Public Bid No. CTBL 01/2018 (the “Bid”) called by INTEGRACION ENERGÉTICA ARGENTINA SOCIEDAD ANÓNIMA (“IEASA”), which entails the transference of goodwill composed by the productive unit formed by Central Termoeléctrica Brigadier López, and other real property and agreements (all within the previously-informed scope).

I hereby inform that as of this day, the Transference Agreement has not been entered into since conditions are not met for such purpose. News on that regard will be promptly informed to the market.

With nothing further at present, I remain sincerely yours.

_____________________________________
Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.